UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Cyanotech Corporation

(Name of Issuer)

Common Stock,

par value $0.02 per share

(Title of Class of Securities)

232437-301 (CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
New Canaan, CT 06840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

No change.

 Item 3.  Source or Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

Meridian and the other Reporting Entities have previously made the following filings (the “Prior Filings”):

Filing	Date	Subject
Schedule 13D	May 9, 2016	Davis/Board action to force out CEO signals a change away from Cyanotech’s strategy to rapidly expand retail Astaxanthin sales
Amendment No. 1	May 10, 2016	Meridian’s valuation model forecasts Cyanotech’s retail-oriented business plan to be worth $20 or more per share
Amendment No. 2	May 19, 2016	Discussion of Davis/Board securities reporting and governance violations, including excerpts from Meridian’s May 6, 2016 letter
Amendment No. 3	May 25, 2016	Notice that Meridian has commenced legal action on behalf of shareholders in Federal court against Davis, RSF and Board
Amendment No. 4	July 26, 2016	Criticism of Board’s renomination of Davis prior to completion of internal investigation in apparent violation of fiduciary duties
Amendment No. 5	August 9, 2016	Criticism of Board for withholding material information from internal investigation until after shareholders cast votes for directors at annual meeting
Amendment No. 6	August 17, 2016	Review of Davis and Cyanotech disclosures that confirm long history of improper filings and existence of Davis/RSF “group”
Amendment No. 7	October 6, 2016	Analysis of evidence demonstrating long pattern of securities reporting deficiencies, “parking” and Davis/RSF “group”
Amendment No. 8	October 18 2016	Davis and RSF “spiritual” alignment and how their agenda is contrary to the interests of other shareholders
Amendment No. 9	January 17, 2017	Davis/RSF collaboration on Filigreen Farm, a precursor to their collaboration and “group” at Cyanotech
Amendment No. 10	January 19, 2017	Analysis of RSF telling one story to the SEC concerning owning public shares and another story to its supporters and donors
Amendment No. 11	January 23, 2017	Analysis of Davis’ attempt to side-step Section 4943 of the Internal Revenue Code by “parking” shares with RSF
Amendment No. 12	February 15, 2017	Discussion of Meridian’s decision to drop Cyanotech from the ongoing litigation in order to protect shareholders from bearing the cost of defending Davis’ actions
Amendment No. 13	August 1, 2017

Review of the status of litigation relating to Davis’ alleged federal securities reporting violations, and discussion of a potential “secret agenda” being pursued by the long-secret partners, Davis and RSF.

The following supplements the information provided in the Prior Filings.

Cyanotech’s Third Quarter Results

Cyanotech must be congratulated on its recently reported fiscal third quarter financial results.  Revenue was up, and the company was strongly profitable in the quarter.  This good news was followed up by a well-staged investor call where new CEO, Mawae Morton, introduced himself and answered many previously submitted investor questions.

The 3Q18 results and investor call reminded all interested parties of the great potential of the company.  As Meridian has been publicly explaining for much of the last two years, Cyanotech is a small public company with great upside potential.  Astaxanthin is a significant new product that delivers real health benefits that are supported by long-term scientific research.  Cyanotech is a worldwide leader with the best retail brand and a sustainable market share lead in key markets, including the United States, Europe and China.  The only known operating factor limiting the company’s success, has been the inability to increase astaxanthin production to match customer demand.

Unsure as to why Cyanotech did not take more aggressive actions to increase its astaxanthin production capabilities, Meridian approached the company on several occasions, including traveling to Hawaii for the annual shareholder meeting with hopes of meeting members of the board of directors, to inquire as to whether additional funds were necessary to enable investment in new ponds or production equipment.  The company’s CEO reported that Meridian’s offers were communicated to the board of directors, but that no answer was forthcoming.  The answer came on April 4, 2016 with news that Cyanotech’s CEO had been forced to resign.  This inexplicable and unexplained development is what triggered Meridian’s extensive investigation into the company and its longtime chairman, Michael Arlen Davis.  The product of that investigation is discussed at length in the Prior Filings.

Investors should be encouraged by the news about Cyanotech’s third quarter and the introduction to the company’s well-spoken new CEO, Mawae Morton. Best of all is the news that astaxanthin production was up 14% from the prior year.  Cyanotech’s stock is trading up on the news, surging to above $5.00 per share.  As seen from the first chart below, however, the recent price is still well below prior levels and the market still values the company at less than 1x revenue.  While Meridian believes this pricing to be a fraction of what Cyanotech could be worth, it also understands the market’s caution.  We’ve seen the company demonstrate its potential before, but only for limited periods.

Andrew Jacobson served as CEO from May 16, 2008 to February 2010, during which period Cyanotech’s stock more than doubled.  Brent Bailey served as CEO from January 11, 2011 to April 4, 2016, during which period Cyanotech’s stock rose from around $3.00 to twice trade near or above $10.00 per share.  Both Jacobson and Bailey were rewarded for their successes by being forced out of the company

The reality today, is that due to the past contributions of Jacobson and Bailey, Cyanotech enjoys a very simple business proposition.  With far greater demand for its products than available supply, Cyanotech is in the enviable position of having to do little more than continue growing its algae products, bottling and shipping them, while maintaining marketing activities designed to maintain the company’s existing brand leadership position. The only threat to the business is the possibility of being supplanted by another provider that takes away Cyanotech’s leadership position via its ability to deliver product while Cyanotech remains unable. This makes the most important project of the company now, as it has been for the past several years, increasing its astaxanthin production capacity.  Why the board of directors at Cyanotech has never seemed to share this understanding was for some time an area of mystery and concern.

Meridian’s Investigation

In its original Schedule 13D filing and in Amendment No. 1, Meridian discussed the significant growth and value-creation potential at Cyanotech and its concern that the company might sacrifice this potential if it did not increase production of its astaxanthin product.  Meridian also discussed its concern that it was the board of directors’ seeming intention to sacrifice this potential.  Such inexplicable behavior demanded investigation.

In its investigation, Meridian learned of the secret relationship that existed between Davis and Rudolf Steiner Foundation (“RSF”) and of RSF’s explicitly anti-Wall Street and anti-growth philosophies, philosophies that it would appear Davis shares. Meridian learned that, long before coming together at Cyanotech, Davis and RSF were partners in a biodynamic winery and farm, known as Filigreen Farm, in Mendocino County, California,. As is the case at Cyanotech, the partnership operates with Davis providing direction and funding (Davis controls the property under a 30-year lease) while RSF provides special structures used to hold legal title to much of the assets.

Even more interesting, Meridian learned that Davis had long concealed not only his close relationship with RSF, but that he had sourced and paid for every single share of Cyanotech held by RSF.  Davis’ actions are important not only because they involved required disclosure concerning a public company, but because they were conducted coincident to and after Davis became chairman of the board of directors of the public company. This secrecy allowed RSF to avoid scrutiny when, on May 17, 2011, RSF acquired a 9.7% block of Cyanotech shares from VitaeLab—using funds transferred by Davis to RSF for that specific purpose.  The date of the trade is important, as it was six weeks following the close of operations for Cyanotech’s fiscal fourth quarter, but five weeks prior to Cyanotech filing its Schedule 10-K annual report.  During this period, Davis and other insiders knew the company’s year-end financial results, but the company’s stockholders did not (accordingly, most companies consider this a mandatory “closed window” trading period for all company insiders).  By consulting the stock chart above, one can also see that the Davis-arranged and financed purchase by RSF was effected just a few months prior to Cyanotech’s stock beginning a steep rise that would quickly result in a near tripling in price. This is a good example for why most companies forbid trading by insiders during the closed window – as it is impossible to avoid questions as to what the insiders knew when trading in advance of such a significant price inflection.

Meridian’s investigation also resulted in consideration of Internal Revenue Code Section 4943.  This regulation prohibits nonprofit entities such as those used for investment activities by Davis, from holding more than 20% of the voting shares in an operating business such as Cyanotech.  This then, becomes the most likely explanation for why Davis is now understood to have periodically transferred shares to RSF, such transfers were necessary for Davis to maintain his direct holdings below 20% while continuing to acquire additional “group” shares.  This also provides another reason for why Davis directed RSF to acquire the VitaeLab block, rather than purchasing the shares himself.  Note, however, that while RSF has become Cyanotech’s second largest shareholder via its activities with Davis, RSF is not the beneficial owner of the shares it holds.  All of those shares are reported held by RSF in an account for the benefit of Ginungagap – which is the very same Davis-created and controlled entity through which Davis manages his partnership with RSF at Filigreen Farm.

The term used by Wall Street to describe public stock arrangements like the one Davis appears to have created with RSF is “parking”.  Nasdaq defines “parking” as the “Illegal holding of stock by a third party, or the financing of such a stock, in which the third party's sole reason for holding the stock is to conceal ownership or control of a raider”. As explained in Amendment No. 10, RSF has for years effectively acknowledged that it is not the beneficial holder of the Cyanotech shares – RSF publicly adopted a policy in 2010 under which it committed to no longer own any public company stocks.  RSF has since publicly and repeatedly reiterated that it is abiding by the policy and does not own any public company stocks.

Parking is just one of several apparent violations of Federal securities laws by Davis and RSF. As discussed in Amendment No. 13, central to all the apparent violations is the effort to conceal the nature and intent of the investment partnership. Davis and RSF apparently did not want other shareholders or Federal regulators to know (i) of their close long-term relationship, (ii) that Davis was financing every share acquired by RSF along its path to becoming Cyanotech’s second largest shareholder, (iii) that the investment partners constituted a secret control “group” with a combined holding of 33% of Cyanotech’s voting stock, and (iv) that RSF’s participation was necessary for Davis to avoid the severe financial penalties that would come from a violation of IRC Section 4943.  In addition, Meridian believes Davis/RSF did not want other investors to know that Cyanotech is controlled by a closely-aligned investment partnership comprised of individuals likely sharing in RSF’s outspoken disagreement with the growth and profit orientation of most Wall Street companies and investors.

Thus, can be deduced possible explanations for (x) why Cyanotech’s board members had no interest in meeting with Meridian representatives when the opportunity presented at one of the company’s annual meetings of shareholders, and (y) why Cyanotech’s board never responded to Meridian’s repeated offers to make available additional growth capital, but instead fired the CEO that served as the intermediary for communicating such offers.  Such possible explanations are, first, the Davis-dominated Cyanotech board of directors is not interested in the company growing and rewarding its Wall Street-oriented outside investors, and second, Davis is likely adverse to another shareholder gaining influence inside the company via a material financing transaction, thus creating a challenge to his long-maintained dominance over the company and its strategy.

Public Company Governance

When Meridian delivered its May 6, 2016 letter to Cyanotech’s board of directors, detailing numerous apparent Federal securities and public company governance violations, it believed most of Cyanotech’s other board members would act quickly to distance and disassociate themselves from Davis’ conduct.  Instead, only one director took action.  On May 17, 2016, just days following the board’s receipt of Meridian’s letter, the company’s audit committee chairman resigned from the board. One possible interpretation is that the audit chairman attempted to take the appropriate actions in response to Meridian's May 6, 2016 letter, was blocked and therefore considered it impossible to continue to serve as a director of the company.

Amazingly, Cyanotech’s other directors appear to have sided with Davis, with this resulting in the company paying egregious legal bills of more than $1 million attempting to defend Davis in the litigation brought to compel his compliance with Federal securities laws.  Even while denying any misconduct, Davis and RSF began reforming their practices, with Davis filing his first required Schedule 13D on September 21, 2016 and RSF and Davis declaring the existence of a “group” on March 17, 2017.  Coincident to the “group” filing, Cyanotech’s board members concluded there was a need to bolster the protections afforded by the company’s indemnification policy.  On March 15, 2017, Cyanotech filed a Form 8-K with a new form of indemnification agreement for directors.  The new agreement provides for, among other things, keeping secret any payments made under such agreement “Except as expressly required by the securities laws of the United States of America”.  Apparently, Cyanotech’s board members believe it important to keep secret how much and on who’s behalf the company is spending the shareholders’ money to defend Davis and/or his board allies against claims of improper conduct.

Another very interesting development involves that observation that Michael Davis has, inexplicably, gained support from voting shareholders over the period since information came to light concerning his questionable governance practices.  As shown in the table below, Davis went from 50% support in 2015, prior to Meridian’s first Schedule 13D filing, down to 47.7% in 2016 following the beginning of such filings, and then up to 50.2% in 2017.  Each year, while the company’s performance and stock price was declining, the number of shareholder votes cast in support of Davis increased.

This seemed extremely odd to Meridian until it was remembered that Davis has a history of both (x) providing funds to his friends to be used to acquire and hold Cyanotech shares and (y) failing to report such activity as is required by Federal securities laws.  Could Davis obtaining just barely enough shareholder voting support (50.2%) to ensure he cannot be voted off the board be just an amazing statistical coincidence?

Good Time for a Change

Cyanotech is once again delivering encouraging results under a newly-hired CEO.  Will the third time be the charm, or will Cyanotech’s board follow its pattern and turn against this CEO too – shortly after he delivers substantial business progress?

Meridian believes such an event would be much less likely were Michael Davis no longer serving on Cyanotech’s board of directors.  In any case, Davis is currently in his 14th term as a director of the company, and thus, he has had plenty of time to deliver any positive contributions he might have to the company.  That said, Cyanotech’s stock is currently trading below the level it traded in 2004, the year after Davis joined the company’s board of directors.  The company is also currently trading near the price level it saw prior to the 2012 product emergence of astaxanthin.

Notwithstanding the (very) surprising voting support Davis has recently received, the much more important measure of market economics and expectations indicate that investors do not believe Cyanotech will deliver on its potential under the continuing leadership of its long-time chairman.  Thus, likely the best possible news Cyanotech could deliver after a strong quarter and an encouraging investor call, is that Michael Davis will not be standing for reelection to Cyanotech’s board of directors in 2018.

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Email Meridian at: moreredalgae@meridianohc.com

FORWARD-LOOKING STATEMENTS

This filing contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian’s beliefs about Cyanotech’s prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech’s actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech’s board of directors and management, Cyanotech’s inability to overcome its production problems and other risks, some of which may be unknown. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.

No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

TSV Investment Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: __/s/ Scott Shuda________________________

Name:  Scott Shuda

Title:    Managing Director

BlueLine Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________

Name:  Scott Shuda

Title:    Managing Director